# Flashfunders Securities, LLC
## Schedule I - Computation of Net Capital Requirements
### Pursuant to Rule 15c3-1
### As of December 31, 2015

**Computation of net capital**

| | | |
|---|---:|---:|
| Members' equity | $  45,288 | |
| | | |
| **Total members' equity** | | $  45,288 |
| Less: Non-allowable assets | | |
| Deposits Paid and Prepaid Expenses | (30,745) | |
| | | |
| **Total non-allowable assets** | | (30,745) |
| | | |
| **Net capital before haircuts** | | 14,543 |
| Less: Haircuts on securities | | |
| Haircut on money markets | (253) | |
| **Total haircuts on securities** | | (253) |
| **Net Capital** | | 14,290 |

**Computation of net capital requirements**

Minimum net capital requirements

| | | |
|---|---:|---:|
| 6 2/3 percent of net aggregate indebtedness | 494 | |
| Minimum dollar net capital required | 5,000 | |
| | | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $  9,290 |
| Aggregate indebtedness | | $  7,409 |
| Ratio of aggregate indebtedness to net capital | 0.52:1 | |

The difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015 resulted from a state income tax audit accrual (See Note 5).

*See independent auditor's report*